SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – August 09, 2013 – Petrobras today announces its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB (A free translation from the original in Portuguese).

Consolidated net income attributable to the shareholders of Petrobras reached R$ 13,894 million in the 1H-2013 and R$
6,201 million in the 2Q-2013.  Adjusted EBITDA reached R$ 34,322 million in the 1H-2013.

Highlights

R$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)

6,201	7,693	(19)	(1,346)	Consolidated net income/(loss) attributable to the shareholders of Petrobras Total domestic and international crude oil and natural gas production (Mbbl/d) Adjusted EBITDA Market capitalization (Parent Company)	13,894	7,868	77
2,555	2,552	−	2,579		2,553	2,628	(3)
18,091	16,231	11	10,599		34,322	27,120	27
200,864	228,203	(12)	242,900		200,864	242,900	(17)

The Company reported 2Q-2013 earnings of R$ 6,201 million and the following highlights:

•   Higher crude oil and NGL production in Brazil (1%, 21 thousand barrels/day), due to the production start-up of new systems in the 1H-2013: FPSOs Cidade de São Paulo, Cid. Itajaí, Cid. São Vicente and Cid. Paraty.

•   Feedstock processed increased by 1% (19 thousand barrels/day) due to record levels of crude oil processing in May and June, as well as maximization of diesel and gasoline production, reducing the need for oil product imports.

•   Higher LNG imports driven by lower domestic natural gas production, attributable to scheduled stoppages in Manati, Mexilhão, Uruguá and Lula fields.

•   Disposal of 50% of our assets in Africa, aligned with the Company’s Divestment Program, with a R$ 1,906 million gain and a R$ 3,364 million increase in cash and cash equivalents.

•   Extension of the hedge accounting practice to future exports as from the middle of May, recognizing R$ 7,982 million in our shareholders’ equity related to the effects of foreign exchange variations on approximately 70% of our net debt exposed to foreign currency effects, which will be reclassified to profit and loss as the future exports affect our income statement. Other net debt exposed to foreign currency generated foreign exchange losses of R$ 3,180 million, recognized in profit or loss.

•   Proceeds amounting to US$ 15.1 billion from net long-term financing for our 2013-2017 Business and Management Plan, including US$ 11 billion from Global Notes issued with maturities of 3, 5, 10 and 30 years.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

We recorded net income before financial results, share of profit of equity-accounted investments and income taxes of         R$ 11.1 billion in the 2Q-2013, 13% up on the previous three months, fueled by the increase in diesel and gasoline prices throughout the first quarter, increased production of these oil products in our refineries, gains from overseas divestments, the optimization of operating costs and the continuing recovery of operational efficiency in Campos Basin’s production. Net income attributable to shareholders of Petrobras totaled R$ 6.2 billion, 19% less than the 1Q-2013, due to the negative financial result, impacted by the depreciation of the Real against the U.S. dollar.

Average crude oil production was in line with our projections, edging up by 1% over 1Q-2013, reflecting the operational start-up of four platforms (FPSOs Cidade de São Paulo, Cidade de São Vicente, Cidade de Itajaí and Cidade de Paraty), the connection of 15 new wells and increasing output from the pre-salt in the 1H-2013, which reached a new record of 326 kbpd on June 22.

The ramp-up of these new systems and the operational start-up of other platforms in the coming months will ensure production growth in the 2H-2013, especially in the final quarter, with the operational start-up of the P-55, P-58, P-63, and  P-61 platforms and the tender assisted drilling rig (TAD), a support rig that will operate together with P-61 and P-63. We highlight that the average physical progress of these platforms is 97% and that P-55, P-63 and P-58 will be in their final locations already by the end of September.

In the Exploration segment, we added nine discoveries in the first six months, five of which in the pre-salt. Our exploratory success rate was 70% overall and 100% in the pre-salt layer, already reflecting the exploration policy implemented since last year, which prioritizes low-risk areas and allocates more resources to production development activities. Expenses with prospecting and drilling (dry wells) totaled R$ 1.2 billion in the 2Q-2013, 63% less than the R$ 3.3 billion recorded in the 2Q-2012. None of the 13 dry wells booked in the second quarter were in the pre-salt. In the 11th bid round, Petrobras won, either alone or in partnership with other seven companies, 34 of the 289 blocks auctioned – those which, in our opinion, have the highest exploratory potential.

In the Refining business, we continue to operate at excellent efficiency levels, which are reflected  in an average oil product output of 2,138 mbpd (+1%), led by gasoline (+48 mbpd) and diesel (+16 mbpd), and a capacity utilization factor of 99%. On June 29 and 30, our refineries reached a record of 2,200 kbpd processed volume.

The Gas and Energy segment also sustained the exceptional performance posted in previous quarters, meeting average daily natural gas demand of 89 million m3/day and thermal power generation of 8.2 GW/average.

Once again I would like to highlight the progress of the important structuring programs of our 2013-2017 Business and Management Plan. The initiatives under the Petrobras’ Divestment Program (PRODESIN) allowed us to conclude five divestment projects in the second quarter, the largest of which was the sale of 50% of Petrobras Oil & Gas B.V.’s assets in Africa for US$ 1.5 billion. These divestments in the 2Q-2013 not only generated cash for our oil production projects in Brazil – our priorities - but also led to a avoided Capex of US$ 5.2 billion between 2013 and 2017. Another noteworthy progress is the improvement in the management efficiency of our international operating assets. As a consequence of our increased focus on developing the pre-salt discoveries in Brazil, in the last 12 months we reduced our international operations from 23 to 17 countries and closed 15 companies, and a further 38 are scheduled for closure by December 2015.

Thanks to the Program to Increase the Operational Efficiency of the Campos Basin (PROEF), we recorded production gains of 62 mbpd in the 2Q-2013. The efficiency of the Campos Basin Operational Unit (UO-BC), which stood at 67% at the beginning of the Program (April 2012), averaged 74% in the 2Q-2013. The Rio Unit (UO-RIO), whose operational efficiency was 91% in April 2012 and which was included in PROEF in November, averaged 93% in the second quarter.

The initiatives of the Operating Cost Optimization Program (PROCOP) led to savings of R$ 2.9 billion in the first six months of 2013, exceeding the period target of R$ 1.6 billion and reaching 78% of the annual target of R$ 3.8 billion. The Program broadened its goals as of July, when it included the subsidiaries Petrobras Distribuidora, Petrobras Biocombustível and Liquigás, raising its target in R$ 151 million in 2013 and to R$ 34 billion for 2013-2016.

As a result of all these initiatives, our cash generation increased by 9% over 1Q-2013. I would also like to highlight the second quarter’s successful funding operations, especially the US$ 11 billion bond issue in May. As a result, our cash and cash equivalents closed the period at R$ 73 billion. We also extended the hedge accounting procedure to future exports, allowing foreign exchange losses of R$ 8 billion, equivalent to around 70% of our net debt exposed to foreign exchange variation, to be booked under Shareholders’ Equity and transferred to  profit and loss as the exports occur.

Once again, I would like to reiterate the Executive Board’s confidence in our technical team and affirm that our short-term growth prospects are achievable. Our day-to-day efforts are aimed at building a more efficient and profitable Company. We have already overcome countless expected challenges in 2013 and are convinced that we will achieve the goals and objectives set out in the 2013-2017 Business and Management Plan.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)

73,627	72,535	2	68,047	Sales revenues	146,162	134,181	9
18,708	18,856	(1)	16,015	Gross profit	37,564	36,259	4
11,107	9,849	13	5,282	Net income before financial results, share of profit of equity-accounted investments and income taxes	20,956	17,053	23
(3,551)	1,390	(355)	(6,407)	Net finance income (expense)	(2,161)	(5,942)	64
6,201	7,693	(19)	(1,346)	Consolidated net income/(loss) attributable to the shareholders of Petrobras	13,894	7,868	77
0.48	0.59	(19)	(0.11)	Basic and diluted earnings per share [1]	1.07	0.60	78
200,864	228,203	(12)	242,900	Market capitalization (Parent Company)	200,864	242,900	(17)

25	26	(1)	24	Gross margin (%)	26	27	(1)
15	14	1	8	Operating margin (%) [2]	14	13	1
8	11	(3)	(2)	Net margin (%)	10	6	4
18,091	16,231	11	10,599	Adjusted EBITDA – R$ million [3]	34,322	27,120	27

				Net Income before financial results, share of profit of equity-accounted investments and income taxes by business segment
13,566	15,084	(10)	16,172	. Exploration & Production	28,650	35,018	(18)
(3,773)	(6,537)	42	(9,968)	. Refining, Transportation and Marketing	(10,310)	(17,069)	40
809	1,183	(32)	34	. Gas & Power	1,992	1,023	95
(77)	(67)	(15)	(93)	. Biofuel	(144)	(144)	−
696	1,083	(36)	713	. Distribution	1,779	1,265	41
2,204	1,188	86	936	. International	3,392	2,383	42
(2,670)	(2,778)	4	(2,288)	. Corporate	(5,448)	(4,733)	(15)

24,344	19,769	23	20,653	Capital expenditures and investments	44,113	38,673	14

102.44	112.55	(9)	108.19	Brent crude (US$/bbl)	107.50	113.34	(5)
2.07	2.00	3	1.96	Average commercial selling rate for U.S. dollar	2.03	1.87	9
2.22	2.01	10	2.02	Period-end commercial selling rate for U.S. dollar	2.22	2.02	10
7.52	7.13	−	8.87	Selic interest rate - average (%)	7.33	9.59	(2)

				Average price indicators
207.22	203.74	2	180.83	Domestic basic oil products price (R$/bbl)	205.50	178.80	15
				Sales price - Brazil
94.17	102.91	(8)	104.29	. Crude oil (U.S. dollars/bbl) [4]	98.52	108.01	(9)
50.47	47.42	6	47.77	. Natural gas (U.S. dollars/bbl)	49.56	49.88	(1)
				Sales price - International
89.84	94.26	(5)	93.48	. Crude oil (U.S. dollars/bbl)	92.08	96.98	(5)
21.31	23.02	(7)	20.34	. Natural gas (U.S. dollars/bbl)	22.18	20.25	10

[1] [2]  [3]  [4]

1  Basic and diluted earnings per share calculated based on the weighted average number of shares.

2  Calculated based on net income before financial results, share of profit of equity-accounted investments and income taxes.

3  EBITDA + share of profit of equity-accounted investments and impairment.

4  Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2Q-2013 x 1Q-2013 Results:

Gross Profit

Gross profit remained relatively flat compared to the 1Q-2013, mainly due to:

➢

Sales revenues of R$ 73,627 million, 2% higher compared to the 1Q-2013, due to the total effects of the increase of diesel and gasoline prices occurred in the 1Q-2013 and to higher domestic demand (3%), mainly of diesel (6%) and natural gas (4%). These effects were partially offset by lower crude oil export revenues generated by lower volumes and international prices (Brent 9%).

➢

Costs of sales of R$ 54,919 million, 2% higher compared to the 1Q-2013 due to the 3% increase on domestic sales volume, higher LNG imports and imported light crude oil processed. These effects were partially offset by lower share of oil product imports over sales volumes.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxes increased by 13% (R$ 1,258 million), mainly due to the gains on disposal of 50% of assets in Africa5 and to the gross profit that remained relatively flat in the period.

Net finance income (expense)

Net finance expense of R$ 3,551 million, due to the impact of the depreciation of the Real against the U.S. dollar (10% impact) on net debt, affected by the lower foreign exchange exposure due to the extension of the hedge accounting practice to our future exports as from the middle of May, that avoided a R$ 7,982 million reduction in our financial results.

According to Accounting Pronouncement CPC 38, which covers the hedge accounting practice, cumulative foreign exchange variation effects on Shareholders’ Equity will be reclassified to profit and loss as the future exports affect our income statement.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 6,201 million, 19% lower compared to the 1Q-2013, due to the impact of the depreciation of the Real on net debt, partially offset by higher net income before financial results, share of profit of equity-accounted investments and income taxes.

5 See Appendix 6 – Disposal of assets in Africa.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1H-2013 x 1H-2012 Results:

Gross Profit

Gross profit was 4% higher (R$ 1,305 million), mainly due to:

➢	Sales revenues of R$ 146,162 million, 9% higher compared to the 1H-2012, reflecting:

•   Higher oil product prices in the domestic market due to adjustments in gasoline and diesel prices, to higher electricity prices and to the impact of foreign currency depreciation (9%) on oil products that are adjusted to reflect international prices;

•   A 9% increase in domestic demand, mainly of gasoline (6%), diesel (7%), fuel oil (45%) and natural gas (26%), offset by lower crude oil exports volumes due to lower production and higher feedstock processed.

➢	Cost of sales of R$ 108,598 million, 11% higher compared to the 1H-2012, due to:

•   A 6% increase in domestic sales volumes of oil products, mainly met by higher domestic output, which reduced the need for oil product imports;

•   Higher volumes of natural gas imports to meet the thermoelectric demand and an increase in crude oil import volumes driven by the higher feedstock processed in our refineries, along with a 9% impact of foreign exchange variation on our costs;

•   Increased crude oil production costs, due to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxes reached R$ 20,956 million, a 23% increase compared to the 1H-2012, due to lower write-offs of dry and subcommercial wells (R$ 2,051 million), gains on disposal of assets in Africa and higher gross profit.

Net finance income (expense)

Net finance expense of R$ 2,161 million, a reduction of R$ 3,781 million compared to the 1H-2012, driven by the decrease in the foreign exchange exposure due to the extension of the hedge accounting practice to future exports, reducing by R$ 7,982 million the impact of foreign currency effects in our financial results.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 13,894 million in the 1H-2013, a 77% increase compared to the 1H-2012 (R$ 7,868 million), mainly reflecting the higher net income before financial results, share of profit of equity-accounted investments and income taxes, lower net finance expense driven by the decreased foreign currency variation effects and higher share of profit of equity-accounted investments.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Net Income	2013	2012	2013 x 2012 (%)

8,909	9,958	(11)	10,673		18,867	23,117	(18)

(2Q-2013 x 1Q-2013): Net income decreased due to the lower domestic crude oil sales/transfer prices, reflecting the decreased international commodity prices, partially offset by higher crude oil and NGL production volumes.

The spread between the average domestic oil price (sale/transfer) and the average Brent price decreased from U.S.$9.64/bbl in the 1Q-2013 to U.S.$8.27/bbl in the 2Q-2013.

(1H-2013 x 1H-2012): Net income was lower due to decreased crude oil and NGL production, higher depreciation/depletion costs of equipment, higher employee compensation costs, higher well interventions and maintenance costs, as well as increased freight costs for oil platforms that are still in the beginning of their ramp-up. These effects were partially offset by lower write-offs of dry or subcommercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$5.33/bbl in the 1H-2012 to U.S.$8.98/bbl in the 1H-2013.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

1,931	1,910	1	1,970	Crude oil and NGLs	1,921	2,018	(5)
389	400	(3)	362	Natural gas [6]	394	363	9
2,320	2,310	−	2,332	Total	2,315	2,381	(3)

(2Q-2013 x 1Q-2013): Crude oil and NGL production increased due to the production start-up in FPSO Cidade de São Vicente (EWT - extended well test – of Sapinhoá Norte), Cidade de Itajaí (Baúna), both of them in February 2013 and Cidade de Paraty (Lula Pilot NE) in June 2013, partially offset by the continuity of scheduled stoppages program.

Natural gas production decreased due to the scheduled stopagge in Manati, Mexilhão, Uruguá and Lula fields and in the treatment and processing unit of Caraguatatuba.

(1H-2013 x 1H-2012): Crude oil and NGL production decreased due to higher number of stoppages, to interruption of Frade field production in March 2012, to the departure of platforms SS-11 and P-34 from Baúna and Jubarte fields, respectively, as well as the natural decline in production from fields, partially offset by the production start-up of Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de São Vicente (Extended Well Test – EWT of de Sapinhoá Norte), Cidade de Paraty (Piloto Lula NE) and Cidade de Itajaí (Baúna).

Natural gas production increased due to the improved efficiency of the Mexilhão, Merluza and Lula fields and to the improved potential of FPSO Cidade de Vitoria.

(*) [6]

(*) Not reviewed by independent auditor.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Lifting Cost - Brazil 7 (*)	2013	2012	2013 x 2012 (%)

				U.S.$/barrel:
15.02	14.76	2	13.28	Excluding production taxes	14.89	13.09	14
32.05	33.56	(5)	32.04	Including production taxes	32.80	33.87	(3)

				R$/barrel:
31.25	29.49	6	26.39	Excluding production taxes	30.38	24.43	24
67.88	67.08	1	64.87	Including production taxes	67.48	63.19	7

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(2Q-2013 x 1Q-2013): Lifting cost excluding production taxes in U.S.$/barrel increased by 2%. Excluding the impact of the depreciation of the Real it increased by 4% mainly due to the costs of the production start-ups in FPSO Cidade de Itajaí and in the Extended Well Test - EWT of FPSO Cidade de São Vicente (both of them in February 2013), in FPSO Cidade de Paraty (in June 2013) and of the return back into production of Frade field (in April 2013), along with the higher employee compensation costs arising from the actuarial revisions of pension and medical benefits.

(1H-2013 x 1H-2012): Lifting cost excluding production taxes in U.S.$/barrel increased by 14% in the 1H-2013 compared to the 1H-2012. Excluding the impact of the depreciation of the Real it increased by 19% due to the higher number of well interventions in the Campos Basin, mainly driven by the PROEF (Operational Efficiency Increase Program), to the production start-up in FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de São Vicente (Extended Well Test - EWT of Sapinhoá Norte), Cidade de Paraty (Lula Nordeste Pilot) and Cidade de Itajaí (Baúna), as well as higher employee compensation costs arising from the 2012 Collective Bargaining Agreements and from actuarial revisions of pension and medical benefits.

Lifting Cost - Including production taxes – U.S.$/barrel

(2Q-2013 x 1Q-2013): Lifting cost, including production taxes, in U.S.$/barrel, decreased by 5%. Excluding the impact of the depreciation of the Real it decreased by 3% due to the lower average reference price of domestic oil, adjusted to reflect international prices.

(1H-2013 x 1H-2012): Lifting cost including production taxes, in U.S.$/barrel, decreased by 3% in the 1H-2013 compared to the 1H-2012. Excluding the impact of the depreciation of the Real it remained relatively flat in the period. Production taxes excluding foreign exchange variation effects were 13% lower driven by the decrease in the average reference price for domestic oil in U.S. dollars (adjusted to reflect international prices) and to the new levels of special participation charges in Marlim, Jubarte, Marlim Leste, Roncador and Barracuda fields, due to lower production.

(*) [7]

(*) Not reviewed by independent auditor.

7 In the 1Q-2013, lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, the portion of the calculation of this non-GAAP measure related to scheduled stoppage expenses was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance to the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(2,516)	(4,256)	41	(7,030)		(6,772)	(11,629)	42

(2Q-2013 x 1Q-2013): The decreased net loss was due to the higher diesel and gasoline domestic prices in January and March that totally impacted the 2Q-2013, besides the lower share of oil product imports over sales volumes, generated by higher feedstock processed at the refineries and by the lower crude oil acquisition/transfer costs, generated by lower international prices.

(1H-2013 x 1H-2012): The decreased net loss was due to diesel and gasoline price adjustments in the domestic market since June 2012 and to the higher feedstock processed at the refineries reducing the share of oil product imports in our sales mix.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

447	484	(8)	341	Crude oil imports	465	349	33
261	376	(31)	383	Oil product imports	318	395	(19)
708	860	(18)	724	Imports of crude oil and oil products	783	744	5
162	215	(25)	351	Crude oil exports [8]	189	424	(55)
197	191	3	203	Oil product exports	194	210	(8)
359	406	(12)	554	Exports of crude oil and oil products	383	634	(40)
(349)	(454)	(23)	(170)	Exports (imports) net of crude oil and oil products	(400)	(110)	264
2	2	−	7	Other exports	2	6	(67)

(2Q-2013 x 1Q-2013): Lower crude oil imports due to the advanced acquisition of oil in the 1Q-2013 caused by preparation for stoppages of pipe and water treatment unit in São Paulo region, thus increasing the comparability basis. Lower oil product imports due to higher output at the refineries.

Lower crude oil export volumes due to inventory formation for preparation of pier stoppage in Angra Terminal.

(1H-2013 x 1H-2012): Higher crude oil imports, due to the lower production, and higher feedstock processed. Lower oil product imports driven by increased output from refineries.

Lower crude oil export volumes due to a decrease in crude oil production and an increase in feedstock processed, as well as decreased oil products exports driven by domestic demand growth.

(*) [8]

(*) Not reviewed by independent auditor.

8 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Refining Operations (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

2,138	2,127	1	2,008	Output of oil products	2,133	1,975	8
2,079	2,079	−	2,013	Installed capacity [9]	2,079	2,013	3
99	98	1	95	Utilization of nominal capacity (%) [10]	99	94	5
2,102	2,083	1	1,927	Feedstock processed - Brazil [11]	2,092	1,905	10
79	83	(5)	82	Domestic crude oil as % of total feedstock processed	81	82	(1)

(2Q-2013 x 1Q-2013): The daily feedstock processed increased 1%, with improved performance compared to the 1Q-2013. Such performance level was generated by continuous effort of higher assets utilization and of the integrated management of supply system.

(1H-2013 x 1H-2012): Daily feedstock processed increased by 10% due to the sustainable improvement of operating efficiency of the refineries, with increased production of diesel, jet fuel and gasoline, maintaining high reliability levels, respecting the project limits of equipments and the safety, environment and product quality requirements.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Refining Cost - Brazil 12 (*)	2013	2012	2013 x 2012 (%)

3.08	3.14	(2)	3.14	Refining cost (U.S.$/barrel)	3.11	3.44	(10)

6.37	6.24	2	6.25	Refining cost (R$/barrel)	6.31	6.42	(2)

(2Q-2013 x 1Q-2013): Refining cost in U.S.$/barrel decreased by 2%. In R$/barrel it increased by 2%, mainly as a result of higher employee compensation costs arising from the actuarial revision of pension and medical benefits.

(1H-2013 x 1H-2012): Refining cost in U.S.$/barrel decreased by 10% in the 1H-2013 compared to the 1H-2012. In R$/barrel it decreased by 2%, due to higher feedstock processed and lower routine maintenance, partially offset by higher employee compensation costs arising from the 2012 Collective Bargaining Agreements and from the actuarial revision of pension and medical benefits.

(*) [9]  [10] [11] [12]

(*)   Not reviewed by independent auditor.

9   Installed capacity considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

10 Utilization of nominal capacity of crude oil processing is the relation between the installed capacity and the feedstock processed of domestic crude oil.

11 Feedstock processed – Brazil includes crude oil and NGL processing.

12 In the 1Q-2013, refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

GAS & POWER

				(R$ million)	For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Net Income	2013	2012	2013 x 2012 (%)

576	878	(34)	86		1,454	793	83

(2Q-2013 x 1Q-2013): Net income decreased due to higher Bolivian natural gas and LNG import costs and lower average prices of electricity, as a result of decreased difference settlement prices.

(1H-2013 x 1H-2012): Net income increased due to higher electricity generation and higher average electricity prices, mainly driven by lower reservoir levels, increasing difference settlement prices.

These effects were partially offset by higher natural gas and LNG import costs to meet the thermoelectric demand.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Physical and Financial Indicators (*)	2013	2012	2013 x 2012 (%)

2,318	1,864	24	2,092	Sales of electricity (contracts) - average MW	2,103	2,204	(5)
4,493	5,120	(12)	2,636	Generation of electricity - average MW	4,805	1,749	175
250	325	(23)	161	Differences settlement price - R$/MWh [13]	288	103	180
122	99	23	79	Imports of LNG (Mbbl/d)	111	46	141
196	198	(1)	170	Imports of Gas (Mbbl/d)	197	167	18

(2Q-2013 x 1Q-2013): The 24% increase on sales of electricity is due to higher short-term demand, to decrease or eliminate the agents exposure with sale higher than tangible generation, driven by regulatory uncertainties.

The decreased generation of electricity (12%) and of differences settlement price (23%) was generated by improved hydrologic conditions in the 2Q-2013, thus decreasing the dispatch of thermal plants.

Increased imports of LNG (23%) due to lower domestic production of natural gas, attributable to scheduled stoppages in Manati, Mexilhão, Uruguá and Lula fields..

(1H-2013 x 1H-2012): Electricity sales volumes decreased by 5% due to a market retraction driven by regulatory uncertainties.

Increased electricity generation (175%) and differences settlement price (180%) due to lower rainfall levels in the period.

Imports of LNG increased by 141% and natural gas imports from Bolivia increased by 18% to meet the higher domestic thermoelectric demand.

(*)   Not reviewed by independent auditor.

13 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(74)	(48)	(54)	(113)		(122)	(157)	22

(2Q-2013 x 1Q-2013): Lower average realization prices (14%) reduced biodiesel trade margins. The lower results from investments in the ethanol sector attributable to a decrease in sales volumes also increased net losses.

(1H-2013 x 1H-2012): Losses on biofuel operations decreased in the period mainly due to the improved results from investments in the ethanol and biodiesel sectors, driven by higher sugar volume and by increased volumes and prices of biodiesel, vegetable oils and brans. The decrease on biofuel losses was also attributable to lower amounts spent on research and development of production of second generation ethanol.

DISTRIBUTION

				(R$ million)	For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Net Income	2013	2012	2013 x 2012 (%)

459	716	(36)	472		1,175	836	41

(2Q-2013 x 1Q-2013): Despite the 3% increase in sales volumes, net income was lower due to a 14% decrease in average sales margins driven by the lower thermoelectric dispatch, compared to the 1Q-2013.

(1H-2013 x 1H-2012): Net income was higher due to a 20% increase in average sales margins and to an 8% increase in sales volumes. These effects were partially offset by higher freight and employee compensation expenses.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Market Share (*)	2013	2012	2013 x 2012 (%)

37.6%	38.8%	(1)	37.6%		38.2%	38.1%	−

(2T-2013 x 1T-2013): The decrease in the Market Share for the 2Q-2013 is attributable to seasonality, driven by the sales mix of the distribution segment.	(1S-2013 x 1S-2012): The market share increase is attributable to the additional thermoelectric dispatch.

(*)

(*) Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Net Income	2013	2012	2013 x 2012 (%)

1,968	732	169	42		2,700	1,032	162

(2Q-2013 x 1Q-2013): Net income was higher in the 2Q-2013 due to the net gains from the disposal of 50% of our assets in Africa (R$ 1,906 million), partially offset by the revision of deferred income tax in Nigeria and by the decrease of international commodity prices.

(1H-2013 x 1H-2012): Net income was higher due to the net gains from the disposal of 50% of our assets in Africa (R$ 1,906 million), partially offset by lower sales volumes in Nigeria and decreased average sales prices of commodities.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Exploration & Production - International (Mbbl/d) 14 (*)	2013	2012	2013 x 2012 (%)

				Consolidated international production
139	143	(3)	143	Crude oil and NGLs	141	142	(1)
90	93	(3)	97	Natural gas	91	98	(7)
229	236	(3)	240	Total	232	240	(3)
6	6	−	7	Non-consolidated international production	6	7	(14)
235	242	(3)	247	Total international production	238	247	(4)

  ]

(2Q-2013 x 1Q-2013): Crude oil and NGL production decreased due to the stoppage at Coulomb platform in the United States and also to lower production in Entre Lomas and Medanito fields in Argentina occurred in the 2Q-2013.

Lower natural gas production, mainly in Bolivia, due to the maintenance stoppage at San Alberto plant.

(1H-2013 x 1H-2012): Crude oil and NGL production decreased due to: i) lower production in Nigeria driven by the natural decline of the Agbami and Akpo fields; ii) natural decline of production of mature fields in Argentina; and iii) natural decline of the Espinal field and end of the contract of the Upia field in Colombia. These effects were partially offset by the higher production in the U.S. fields (first oil production of Cascade and Chinook in 2012).

Decreased natural gas production in Argentina due to the draining of a well in Santa Cruz and to the weather conditions in the Neuquina Basin.

(*)  Not reviewed by independent auditor.

14 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Lifting Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

8.75	8.50	3	8.86		8.62	8.17	6

(2Q-2013 x 1Q-2013): Lifting cost was higher, mainly in Argentina, due to well maintenance services and higher electricity charges.

(1H-2013 x 1H-2012): Lifting cost was higher, mainly in Argentina due to well maintenance services, higher electricity charges and environmental repair services in production storage tanks, together with lower production in the period.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

181	173	5	186	Feedstock processed	177	189	(6)
199	185	8	199	Output of oil products	192	204	(6)
231	231	−	231	Installed capacity	231	231	−
73	72	1	71	Utilization of nominal capacity (%)	72	73	(1)

(2Q-2013 x 1Q-2013): Higher feedstock processed, output of oil products and nominal capacity utilization due to the higher processing of intermediate feedstock in the United States. This effect was partially offset by a reduction of oil products demand and by the stoppage at our Japanese refinery due to a fire on the distillation unit bottom pump in June.

(1H-2013 x 1H-2012): Lower feedstock processed, output of oil products and utilization of nominal capacity due to the light oil processing bottleneck and to the economic decision to process less intermediate feedstock in the United States. There was also a reduction of oil products demand in Japan and our Japanese refinery stopped due to the maintenance at a distillation unit bottom pump in June.

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012	Refining Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

3.76	3.79	(1)	3.50		3.78	3.37	12

(2Q-2013 x 1Q-2013): Refining cost remained relatively flat in the period.	(1H-2013 x 1H-2012): Refining cost was higher due to higher insurance and maintenance costs, as well as increased consumption of catalyzers in the United States and to the lower feedstock processed.

(*) [15]

(*)   Not reviewed by independent auditor.

15  In the 1Q-2013, lifting and refining costs were revised to exclude scheduled stoppages expenses. Though lifting and refining costs are non-GAAP measures, they were revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining costs at the period of its realizations, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed  in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)

978	921	6	914	Diesel	950	889	7
583	580	1	557	Gasoline	582	551	6
103	118	(13)	77	Fuel oil	110	76	45
170	180	(6)	162	Naphtha	175	168	4
233	213	9	228	LPG	223	221	1
104	105	(1)	107	Jet fuel	104	107	(3)
201	196	3	192	Others	199	192	4
2,372	2,313	3	2,237	Total oil products	2,343	2,204	6
83	81	2	75	Ethanol, nitrogen fertilizers, renewables and other products	82	78	5
435	417	4	355	Natural gas	426	339	26
2,890	2,811	3	2,667	Total domestic market	2,851	2,621	9
361	408	(12)	561	Exports	385	640	(40)
501	489	2	518	International sales	495	494	−
862	897	(4)	1,079	Total international market	880	1,134	(22)
3,752	3,708	1	3,746	Total	3,731	3,755	(1)

 Our domestic sales volumes increased by 9% in the 1H-2013 compared with 1H-2012, primarily due to:

•         Diesel (a 7% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption and  higher grain harvest.

•         Gasoline (a 6% increase) – due to the increase in the flex-fuel automotive fleet, driven by the higher competitive advantage relative to ethanol in most Brazilian federal states and to the decreased market share of our competitors. These effects were partially offset by lower demand of gasoline A due to the increase of the hydrated ethanol content of Type C gasoline (from 20% to 25%).

•         Fuel oil (a 45% increase) – due to the increased consumption at thermoelectric plants for electricity generation.

•         Natural gas (a 26% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

Our sales volumes in the international market decreased in the 1H-2013 compared with 1H-2012, due to the 40% decrease in export volumes, mainly of crude oil, driven by lower crude oil production and higher feedstock processed at domestic refineries, and of oil products, due to higher domestic sales.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary16

R$ million
				For the first half of
2Q-2013	1Q-2013	2Q-2012		2013	2012

46,262	48,497	57,894	Adjusted cash and cash equivalents at the beginning of period [17]	48,497	52,532
(19,027)	(20,869)	(17,990)	Government securities at the beginning of period	(20,869)	(16,785)
27,235	27,628	39,904	Cash and cash equivalents at the beginning of period [16]	27,628	35,747
16,197	14,879	11,014	Net cash provided by operating activities	31,076	26,100
(22,344)	(16,320)	(20,176)	Net cash used in investing activities	(38,664)	(37,494)
(23,173)	(18,408)	(19,522)	Investments in operating segments	(41,581)	(36,099)
3,192	−	−	Sale of assets (disinvestments)	3,192	−
(2,363)	2,088	(654)	Investments in marketable securities	(275)	(1,395)
(6,147)	(1,441)	(9,162)	(=) Net cash flow	(7,588)	(11,394)
31,281	1,133	(1,501)	Net financings	32,414	7,081
53,820	7,329	7,628	Proceeds from long-term financing	61,149	22,142
(22,539)	(6,196)	(9,129)	Repayments	(28,735)	(15,061)
(2,869)	(1)	(4,009)	Dividends paid to shareholders	(2,870)	(6,171)
(95)	(104)	61	Non-controlling interest	(199)	82
1,845	20	1,025	Effect of exchange rate changes on cash and cash equivalents	1,865	973
51,250	27,235	26,318	Cash and cash equivalents at the end of period [16]	51,250	26,318
21,511	19,027	19,629	Government securities at the end of period	21,511	19,629
72,761	46,262	45,947	Adjusted cash and cash equivalents at the end of period [17]	72,761	45,947

 On June 30, 2013, we had cash and cash equivalents of R$ 51,250 million  compared with R$ 27,628 million  on December 31, 2012. Our adjusted cash and cash equivalents17, including government securities with maturity of more than 90 days, reached R$ 72,761 million on June 30, 2013, 50% higher compared with R$ 48,497 million on December 31, 2012.

Net cash provided by operating activities increased by 19% in the 1H-2013 (R$ 31,076 million) compared with the 1H-2012      (R$ 26,100 million), mainly driven by the positive effect of adjustments in diesel and gasoline prices in the domestic market in 2012 and 2013, partially offset by the negative effect of higher import volumes and lower production and export volumes on our gross margins in the period.

The cash used in investments in operating segments increased by 15% in the 1H-2013 (R$ 41,581 million) compared with the    1H-2012 (R$ 36,099 million), mainly due to investments in Exploration & Production and Refining, Transportation and Marketing activities. This effect was partially offset by R$ 3,364 million received in 2013 after entering into a joint venture for exploration and production of oil and gas in Africa, with the disposal of 50% of the Company’s African assets.

Cash provided by long-term financing, net of repayments increased from R$ 7,081 million in the 1H-2012 to R$ 32,414 million in the 1H-2013, mainly due to the issuance of bonds (US$ 11 billion) in the U.S. Market in May 2013, along with additional banking financing.

Cash provided by long-term financing, net of repayments (R$ 32,414 million) along with cash provided by operating activities (R$ 31,076 million) and the R$ 3,192 million received from sale of assets in 2013 provided more than our needs for capital expenditures, repayment of debts and payment of dividends, hence our cash and cash equivalents increased by R$ 23,622 million and our adjusted cash and cash equivalents increased by R$ 24,264 million in the 1H-2013.

16 For more details, see the Consolidated Statement of Cash Flows Data on page 21.

17 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	For the first half of
	2013	%	2012	%	Δ%

Exploration & Production	24,049	54	20,430	53	18
Refining, Transportation and Marketing	14,453	33	13,259	34	9
Gas & Power	2,435	6	1,683	5	45
International	2,281	5	1,903	5	20
Exploration & Production	2,134	94	1,757	92	21
Refining, Transportation and Marketing	99	4	97	6	2
Gas & Power	3	−	3	−	−
Distribution	37	2	43	2	(14)
Other	8	−	3	−	167
Distribution	435	1	543	1	(20)
Biofuel	28	−	33	−	(15)
Corporate	432	1	822	2	(47)
Total capital expenditures and investments	44,113	100	38,673	100	14

 Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the period ended June 30, 2013, we invested an amount of R$ 44,113 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	06.30.2013	12.31.2012	Δ%

Current debt [18]	18,199	15,320	19
Non-current debt [19]	230,842	180,994	28
Total	249,041	196,314	27
Cash and cash equivalents	51,250	27,628	86
Government securities (maturity of more than 90 days)	21,511	20,869	3
Adjusted cash and cash equivalents	72,761	48,497	50
Net debt [20]	176,280	147,817	19
Net debt/(net debt+shareholders' equity)	34%	31%	3
Total net liabilities [21]	676,267	635,366	6
Capital structure
(Net third parties capital / total net liabilities)	50%	48%	2
Net debt/Adjusted EBITDA ratio	2.57	2.77	(7)

	U.S.$ million

	06.30.2013	12.31.2012	Δ%

Current debt	8,214	7,497	10
Non-current debt	104,189	88,570	18
Total	112,403	96,067	17
Net debt	79,563	72,335	10

The net debt of the Consolidated Petrobras Group in Reais increased by 19% over December 31, 2012, due to the long-term financing raised and to the impact of 8.4% from the depreciation of the Real against the U.S. dollar.

18 Includes Capital lease obligations (R$39 million on June 30, 2013 and R$ 37 million on December 31, 2012).

19 Includes Capital lease obligations (R$193 million on June 30, 2013 and R$ 176 million on December 31, 2012).

20 Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

21 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

R$ million
				For the first half of
2Q-2013	1Q-2013	2Q-2012		2013	2012

73,627	72,535	68,047	Sales revenues	146,162	134,181
(54,919)	(53,679)	(52,032)	Cost of sales	(108,598)	(97,922)
18,708	18,856	16,015	Gross profit	37,564	36,259
(2,553)	(2,294)	(2,349)	Selling expenses	(4,847)	(4,702)
(2,589)	(2,471)	(2,496)	General and administrative expenses	(5,060)	(4,696)
(1,206)	(1,282)	(3,416)	Exploration costs	(2,488)	(4,427)
(595)	(673)	(431)	Research and development expenses	(1,268)	(949)
(249)	(223)	(170)	Other taxes	(472)	(318)
(409)	(2,064)	(1,871)	Other operating income and expenses, net	(2,473)	(4,114)
(7,601)	(9,007)	(10,733)		(16,608)	(19,206)
11,107	9,849	5,282	Net income before financial results, share of profit of equity-accounted investments and income taxes	20,956	17,053
909	972	1,638	Finance income	1,881	2,834
(1,280)	(1,199)	(872)	Finance expense	(2,479)	(1,737)
(3,180)	1,617	(7,173)	Foreign exchange and inflation indexation charges	(1,563)	(7,039)
(3,551)	1,390	(6,407)	Net finance income (expense)	(2,161)	(5,942)
390	156	(426)	Share of profit of equity-accounted investments	546	(290)
7,946	11,395	(1,551)	Net income before income taxes	19,341	10,821
(2,267)	(3,560)	(320)	Income taxes	(5,827)	(3,264)
5,679	7,835	(1,871)	Net income (loss)	13,514	7,557
			Net income (loss) attributable to:
6,201	7,693	(1,346)	Shareholders of Petrobras	13,894	7,868
(522)	142	(525)	Non-controlling interests	(380)	(311)
5,679	7,835	(1,871)		13,514	7,557

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated22

ASSETS	R$ million

	06.30.2013	12.31.2012

Current assets	144,710	118,102
Cash and cash equivalents	51,250	27,628
Marketable securities	21,782	21,316
Trade and other receivables, net	22,130	22,681
Inventories	31,097	29,736
Recoverable taxes	13,482	11,387
Non-current assets held for sale	456	290
Other current assets	4,513	5,064

Non-current assets	604,318	565,761
Long-term receivables	58,361	53,361
Trade and other receivables, net	9,084	9,075
Marketable securities	337	359
Judicial deposits	5,905	5,510
Deferred taxes	20,471	17,440
Other tax assets	11,248	10,673
Advances to suppliers	7,434	6,449
Other non-current assets	3,882	3,855
Investments	14,610	12,477
Property, plant and equipment	451,353	418,716
Intangible assets	79,994	81,207
Total assets	749,028	683,863

LIABILITIES	R$ million

	06.30.2013	12.31.2012

Current liabilities	68,165	69,620
Trade payables	25,267	24,775
Current debt	18,199	15,320
Taxes payable	10,357	12,522
Dividends payable	2,899	6,154
Employee compensation (payroll, profit-sharing and related charges)	4,864	4,420
Pension and medical benefits	1,587	1,610
Other current liabilities	4,992	4,819
Non-current liabilities	340,838	283,761
Non-current debt	230,842	180,994
Deferred taxes	43,316	39,262
Pension and medical benefits	42,069	40,051
Provision for decommissioning costs	19,012	19,292
Provisions for legal proceedings	3,300	2,585
Other non-current liabilities	2,299	1,577
Shareholders' equity	340,025	330,482
Share capital	205,411	205,392
Profit reserves and others	132,854	122,736
Non-controlling interests	1,760	2,354
Total liabilities and shareholders' equity	749,028	683,863

22 Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, that eliminated the “corridor approach” for the recognition of actuarial gains or losses (see Note 2.2 of the Consolidated Financial Statements Report in Reais of June 30, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

				For the first half of
2Q-2013	1Q-2013	2Q-2012		2013	2012

6,201	7,693	(1,346)	Net income/(loss) attributable to the shareholders of Petrobras	13,894	7,868
9,996	7,186	12,360	(+) Adjustments for:	17,182	18,232
6,984	6,382	5,317	Depreciation, depletion and amortization	13,366	10,066
3,417	(1,053)	7,146	Foreign exchange and inflation indexation and finance charges	2,364	6,643
(522)	142	(525)	Non-controlling interests	(380)	(311)
(390)	(156)	426	Share of profit of equity-accounted investments	(546)	290
(1,371)	(29)	77	Sales/offsets of assets	(1,400)	(20)
3,060	2,122	(537)	Deferred income taxes, net	5,182	1,794
624	607	2,737	Exploration expenditures writen-off	1,231	3,282
324	147	769	Impairment	471	912
1,373	1,402	1,006	Pension and medical benefits (actuarial expense)	2,775	2,012
687	(2,324)	(1,093)	Inventories	(1,637)	(2,345)
404	374	(681)	Trade and other receivables, net	778	(845)
(475)	400	1,189	Trade payables	(75)	710
(489)	(298)	(467)	Pension and medical benefits	(787)	(740)
(4,039)	(431)	(1,827)	Taxes payable	(4,470)	(1,209)
409	(99)	(1,177)	Other assets and liabilities	310	(2,007)
16,197	14,879	11,014	(=) Net cash provided by (used in) operating activities	31,076	26,100
(22,344)	(16,320)	(20,176)	(-) Net cash provided by (used in) investing activities	(38,664)	(37,494)
(23,173)	(18,408)	(19,522)	Investments in operating segments	(41,581)	(36,099)
3,192	−	−	Sale of assets (disinvestments)	3,192	−
(2,363)	2,088	(654)	Investments in marketable securities	(275)	(1,395)
(6,147)	(1,441)	(9,162)	(=) Net cash flow	(7,588)	(11,394)
28,317	1,028	(5,449)	(-) Net cash provided by (used in) financing activities	29,345	992
53,820	7,329	7,628	Proceeds from long-term financing	61,149	22,142
(20,742)	(3,072)	(7,204)	Repayment of principal	(23,814)	(10,794)
(1,797)	(3,124)	(1,925)	Repayment of interest	(4,921)	(4,267)
(2,869)	(1)	(4,009)	Dividends paid	(2,870)	(6,171)
(95)	(104)	61	Non-controlling interest	(199)	82
1,845	20	1,025	(+) Effect of exchange rate changes on cash and cash equivalents	1,865	973
24,015	(393)	(13,586)	(=) Net increase (decrease) in cash and cash equivalents in the period	23,622	(9,429)
27,235	27,628	39,904	Cash and cash equivalents at the beginning of period	27,628	35,747
51,250	27,235	26,318	Cash and cash equivalents at the end of period	51,250	26,318

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1H 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	67,954	114,546	16,074	457	43,370	17,455	−	(113,694)	146,162
Intersegments	67,412	40,364	1,292	393	1,182	3,051	−	(113,694)	−
Third parties	542	74,182	14,782	64	42,188	14,404	−	−	146,162
Cost of sales	(35,178)	(121,106)	(13,044)	(508)	(39,135)	(14,182)	−	114,555	(108,598)
Gross profit (loss)	32,776	(6,560)	3,030	(51)	4,235	3,273	−	861	37,564
Expenses	(4,126)	(3,750)	(1,038)	(93)	(2,456)	119	(5,448)	184	(16,608)
Selling, general and administrative expenses	(424)	(2,890)	(990)	(54)	(2,445)	(875)	(2,405)	176	(9,907)
Exploration costs	(2,383)	−	−	−	−	(105)	−	−	(2,488)
Research and development expenses	(646)	(222)	(72)	(25)	(2)	(4)	(297)	−	(1,268)
Other taxes	(47)	(78)	(79)	(1)	(25)	(157)	(85)	−	(472)
Other operating income and expenses, net	(626)	(560)	103	(13)	16	1,260	(2,661)	8	(2,473)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	28,650	(10,310)	1,992	(144)	1,779	3,392	(5,448)	1,045	20,956
Net finance income (expense)	−	−	−	−	−	−	(2,161)	−	(2,161)
Share of profit of equity-accounted investments	(2)	32	198	(27)	1	348	(4)	−	546
Net income (loss) before income taxes	28,648	(10,278)	2,190	(171)	1,780	3,740	(7,613)	1,045	19,341
Income taxes	(9,741)	3,506	(678)	49	(605)	(961)	2,958	(355)	(5,827)
Net income (loss)	18,907	(6,772)	1,512	(122)	1,175	2,779	(4,655)	690	13,514
Net income (loss) attributable to:
Shareholders of Petrobras	18,867	(6,772)	1,454	(122)	1,175	2,700	(4,098)	690	13,894
Non-controlling interests	40	−	58	−	−	79	(557)	−	(380)
	18,907	(6,772)	1,512	(122)	1,175	2,779	(4,655)	690	13,514

Consolidated Income Statement by Segment – 1H 2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	72,245	110,269	9,945	396	36,889	16,889	−	(112,452)	134,181
Intersegments	71,896	34,824	1,285	286	719	3,442	−	(112,452)	−
Third parties	349	75,445	8,660	110	36,170	13,447	−	−	134,181
Cost of sales	(31,351)	(123,146)	(7,883)	(422)	(33,614)	(13,151)	−	111,645	(97,922)
Gross profit (loss)	40,894	(12,877)	2,062	(26)	3,275	3,738	−	(807)	36,259
Expenses	(5,876)	(4,192)	(1,039)	(118)	(2,010)	(1,355)	(4,733)	117	(19,206)
Selling, general and administrative expenses	(482)	(3,003)	(851)	(64)	(2,024)	(835)	(2,256)	117	(9,398)
Exploration costs	(4,198)	−	−	−	−	(229)	−	−	(4,427)
Research and development expenses	(425)	(179)	(27)	(38)	(2)	−	(278)	−	(949)
Other taxes	(45)	(56)	(36)	(2)	(17)	(86)	(76)	−	(318)
Other operating income and expenses, net	(726)	(954)	(125)	(14)	33	(205)	(2,123)	−	(4,114)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	35,018	(17,069)	1,023	(144)	1,265	2,383	(4,733)	(690)	17,053
Net finance income (expense)	−	−	−	−	−	−	(5,942)	−	(5,942)
Share of profit of equity-accounted investments	(2)	(364)	158	(62)	1	(11)	(10)	−	(290)
Net income (loss) before income taxes	35,016	(17,433)	1,181	(206)	1,266	2,372	(10,685)	(690)	10,821
Income taxes	(11,906)	5,804	(348)	49	(430)	(1,271)	4,603	235	(3,264)
Net income (loss)	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557
Net income (loss) attributable to:
Shareholders of Petrobras	23,117	(11,629)	793	(157)	836	1,032	(5,669)	(455)	7,868
Non-controlling interests	(7)	−	40	−	−	69	(413)	−	(311)
	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – 1H 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(967)	−	(967)
(Losses)/gains on legal, administrative and arbitral proceedings	(44)	(59)	(4)	−	(42)	(14)	(701)	−	(864)
Institutional relations and cultural projects	(66)	(42)	(6)	−	(38)	(13)	(518)	−	(683)
Unscheduled stoppages and pre-operating expenses	(427)	(27)	(124)	−	−	−	(19)	−	(597)
Inventory write-down to net realizable value (market value)	(5)	(187)	(8)	(17)	−	(253)	−	−	(470)
Expenditures on health, safety and environment	(30)	(101)	(5)	−	−	(22)	(113)	−	(271)
(Losses)/gains on disposal of non current assets	(10)	(33)	(1)	−	37	1,410	(3)	−	1,400
Government Grants	17	41	29	−	−	82	1	−	170
Impairment	−	−	−	−	−	−	−	−	−
Others	(61)	(152)	222	4	59	70	(341)	8	(191)
	(626)	(560)	103	(13)	16	1,260	(2,661)	8	(2,473)

Other Operating Income (Expenses) by Segment – 1H 2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(1,015)	−	(1,015)
(Losses)/gains on legal, administrative and arbitral proceedings	(95)	(281)	(54)	−	(34)	(156)	(231)	−	(851)
Institutional relations and cultural projects	(37)	(40)	(6)	−	(42)	(16)	(551)	−	(692)
Unscheduled stoppages and pre-operating expenses	(599)	(100)	(85)	−	−	(31)	(14)	−	(829)
Inventory write-down to net realizable value (market value)	(16)	(312)	−	(16)	−	(567)	−	−	(911)
Expenditures on health, safety and environment	(22)	(95)	(3)	−	−	(23)	(117)	−	(260)
(Losses)/gains on disposal of non current assets	(12)	(66)	(3)	−	24	79	(2)	−	20
Government Grants	14	29	6	−	−	542	−	−	591
Impairment	−	−	(1)	−	−	−	−	−	(1)
Others	41	(89)	21	2	85	(33)	(193)	−	(166)
	(726)	(954)	(125)	(14)	33	(205)	(2,123)	−	(4,114)

Consolidated Assets by Segment – 06.30.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	333,302	198,863	61,710	2,591	17,268	38,755	110,090	(13,551)	749,028

Current assets	14,628	40,794	8,478	233	6,950	7,278	79,138	(12,789)	144,710
Non-current assets	318,674	158,069	53,232	2,358	10,318	31,477	30,952	(762)	604,318
Long-term receivables	12,305	10,271	4,342	33	3,730	5,214	23,228	(762)	58,361
Investments	192	5,461	1,709	1,822	11	5,335	80	−	14,610
Property, plant and equipment	230,099	142,019	46,362	503	5,859	19,656	6,855	−	451,353
Operating assets	141,697	68,266	38,833	463	4,395	10,474	5,091	−	269,219
Assets under construction	88,402	73,753	7,529	40	1,464	9,182	1,764	−	182,134
Intangible assets	76,078	318	819	−	718	1,272	789	−	79,994

Consolidated Assets by Segment – 12.31.2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	310,199	186,895	58,145	2,550	16,615	38,284	86,097	(14,922)	683,863

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	30,141	(751)	565,761
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	22,400	(751)	53,361
Investments	164	5,920	2,371	1,757	31	1,915	319	−	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	−	418,716
Operating assets	131,714	59,930	37,000	485	4,212	13,925	4,572	−	251,838
Assets under construction	78,315	69,756	7,108	36	1,373	8,312	1,978	−	166,878
Intangible assets	76,129	315	785	−	724	2,382	872	−	81,207

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1H 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	18,907	(6,772)	1,512	(122)	1,175	2,779	(4,655)	690	13,514
Net finance income (expense)	−	−	−	−	−	−	2,161	−	2,161
Income taxes	9,741	(3,506)	678	(49)	605	961	(2,958)	355	5,827
Depreciation, depletion and amortization	7,950	2,600	1,010	22	224	1,208	352	−	13,366
EBITDA	36,598	(7,678)	3,200	(149)	2,004	4,948	(5,100)	1,045	34,868
Share of profit of equity-accounted investments	2	(32)	(198)	27	(1)	(348)	4	−	(546)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	36,600	(7,710)	3,002	(122)	2,003	4,600	(5,096)	1,045	34,322

Consolidated Adjusted EBITDA Statement by Segment – 1H 2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557
Net finance income (expense)	−	−	−	−	−	−	5,942	−	5,942
Income taxes	11,906	(5,804)	348	(49)	430	1,271	(4,603)	(235)	3,264
Depreciation, depletion and amortization	6,052	1,660	861	18	189	958	328	−	10,066
EBITDA	41,068	(15,773)	2,042	(188)	1,455	3,330	(4,415)	(690)	26,829
Share of profit of equity-accounted investments	2	364	(158)	62	(1)	11	10	−	290
Impairment	−	−	1	−	−	−	−	−	1
Adjusted EBITDA	41,070	(15,409)	1,885	(126)	1,454	3,341	(4,405)	(690)	27,120

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1H 2013

Sales revenues	5,232	8,556	594	5,323	−	(2,250)	17,455
Intersegments	3,115	2,140	38	8	−	(2,250)	3,051
Third parties	2,117	6,416	556	5,315	−	−	14,404

Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	3,518	23	33	101	(285)	2	3,392

Net income (loss) attributable to the shareholders of Petrobras	2,930	46	30	90	(398)	2	2,700

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1H 2012

Sales revenues	5,017	8,628	545	4,802	−	(2,103)	16,889
Intersegments	3,546	1,959	33	7	−	(2,103)	3,442
Third parties	1,471	6,669	512	4,795	−	−	13,447

Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	2,867	(368)	59	70	(249)	4	2,383

Net income (loss) attributable to the shareholders of Petrobras	1,654	(365)	25	68	(354)	4	1,032

Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on June 30, 2013	30,822	5,738	1,499	2,397	2,336	(4,037)	38,755

Total assets on December 31, 2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

APPENDIX

1.      Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	1Q-2013	2Q-2013	(*)
Effect of the average cost on the cost of sales (R$ million)	(5)	(43)	(38)
( ) increase on the cost of sales

(*) Considering the changes on international prices at the moment of the inventory formation, as occurred in the 1Q-2013 (less stressed), the cost of sales of the 2Q-2013 was negatively influenced by the realization of inventories purchased previously at higher costs.

2.      Reconciliation of EBITDA

R$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 X 2012 (%)

5,679	7,835	(28)	(1,871)	Net income (loss)	13,514	7,557	79
3,551	(1,390)	355	6,407	Net finance income (expense)	2,161	5,942	(64)
2,267	3,560	(36)	320	Income taxes	5,827	3,264	79
6,984	6,382	9	5,317	Depreciation, depletion and amortization	13,366	10,066	33
18,481	16,387	13	10,173	EBITDA	34,868	26,829	30
(390)	(156)	(150)	426	Share of profit of equity-accounted investments	(546)	290	(288)
−	−	−	−	Impairment	−	1	(100)
18,091	16,231	11	10,599	Adjusted EBITDA	34,322	27,120	27

25	22	3	16	Adjusted EBITDA margin (%) [23]	23	20	3

EBITDA is not an IFRS measure and represents net income (loss) before net finance income (expense), income taxes and depreciation, depletion and amortization. Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is computed by excluding share of profit of equity-accounted investments and impairment, in order to provide a better information about our ability to pay debt, carry out investments and cover our working capital needs. Both measures should not be considered as substitutes for net income before financial results, share of profit of equity-accounted investments and income taxes or as better liquidity measures than the operational cash flow for the periods above. Adjusted EBITDA may not be comparable with the same measure as reported by other companies.

[23]

23 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.      Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$ 39,247 million.

R$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)
				Economic Contribution - Brazil
10,256	10,181	1	9,124	Domestic Value-Added Tax (ICMS)	20,437	18,378	11
−	−	−	955	CIDE	−	1,992	(100)
4,207	4,392	(4)	4,070	PIS/COFINS	8,599	7,537	14
1,937	3,178	(39)	(161)	Income Tax and Social Contribution	5,115	2,228	130
640	1,130	(43)	723	Others	1,770	1,791	(1)
17,040	18,881	(10)	14,711	Subtotal - Brazil	35,921	31,926	13
1,827	1,499	22	2,023	Economic Contribution - International	3,326	3,468	(4)
18,867	20,380	(7)	16,734	Total	39,247	35,394	11

4.      Production Taxes

R$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)
				Brazil
3,480	3,522	(1)	3,497	Royalties	7,002	7,126	(2)
3,469	3,496	(1)	3,856	Special participation charges	6,965	8,036	(13)
43	46	(7)	39	Rental of areas	89	77	16
6,992	7,064	(1)	7,392	Subtotal - Brazil	14,056	15,239	(8)
217	234	(7)	223	International	451	442	2
7,209	7,298	(1)	7,615	Total	14,507	15,681	(7)

Production taxes in Brazil decreased 1% mainly due to the 5% decrease in the reference price for domestic oil, that reached an average of R$/bbl 189.66 (US$/bbl 91.65) in the 2Q-2013 compared to R$/bbl 198.67 (US$/bbl 99.58) in the 1Q-2013.

Production taxes in Brazil decreased 8% mainly due to the lower production of larger fields that pay special participation charges that offset the 2% increase in the reference price for domestic oil, that reached an average of R$/bbl 194.16 (US$/bbl 95.61) in the 1H-2013 compared to R$/bbl 189.75 (US$/bbl 101.74) in the 1H-2012.

APPENDIX

5.      Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, for which the main exposure is to the Real relative to the U.S. dollar. As from the mid-May 2013, the Company extended the use of the hedge accounting practice to hedge future exports.

This practice, which is regulated in Brazil by means of Accounting Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, allows companies to reduce impacts to their periodic results caused by exchange rate changes if they generate future cash flows in currencies other than their local currency of similar amounts but opposite directions. For Petrobras, this mechanism initially includes approximately 70% of the total net debt exposed to changes in foreign exchange rate, hedging portions of our exports for a seven-year period.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt expressed in U.S. dollars, will only affect the Company’s profit and loss when the future exports affect our income statement. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On June 30, 2013, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to other currencies generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

ITEMS	R$ million

	06.30.2013	12.31.2012

Assets	15,610	17,394
Liabilities	(151,580)	(117,203)
Derivatives	383	(1,371)
Hedge Accounting	97,175	−
Total	(38,412)	(101,180)

BY CURRENCY	R$ million

	06.30.2013	12.31.2012

U.S. dollars	(18,879)	(84,578)
Euro	(12,448)	(9,975)
Pounds	(3,719)	(3,466)
Peso	(2,023)	(1,693)
Yen	(1,343)	(1,468)
Total	(38,412)	(101,180)

APPENDIX

6.      Disposal of assets in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG Pactual S.A., to form a joint venture that will operate in the exploration and production of oil and gas in Africa, involving assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

For constitution of the joint venture, BTG PactuaI E&P B.V. acquired 50% of the shares of Petrobras Oil & Gas B.V. (PO&G), held by PIBBV, for the total amount of R$ 3,364 million. The transaction was concluded on June 28, 2013, resulting in R$ 1,906 million earnings for the Company, as set out below:

R$ million
Gain on disposal of assets	1,554
Fair value measurement of remaining assets	1,554
Loss on carrying amount of investments in Angola and Tanzania	(1,202)
1,906
Effects on profit or loss:
Other operating income (expenses), net	1,554
Share of profit of equity-accounted investments	352

As the transaction is subject to the approval by the governments of Angola and Tanzania, relatively to the assets located in those countries, the balance of R$ 78 million was reclassified to asset held for sale under current assets, at June 30, 2013.

The partnership’s investment in PO&G was classified as a joint venture, reflecting the corporate structure and the terms of the shareholders’ agreement, signed on June 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.